December 20, 2019

Bradley Nattrass
Principal Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, CO 80026

       Re: urban-gro, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Response Dated December 17, 2019
           File No. 000-55966

Dear Mr. Nattrass:

       We have reviewed your December 17, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 2, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Audited Financial Statements
Note 6 - Investments, page F-13

1. We read your response to Comment 4 and reissue our comment in part. Please show us how your reconciliation was derived from the disclosures contained in this note to your financial statements and revise your disclosure accordingly. Further, please provide descriptions of the cash investments to enable users to more fully understand your quantitative disclosures. Refer to ASC 321-10-50.
 Bradley Nattrass
FirstName Inc.
urban-gro, LastNameBradley Nattrass
Comapany20, 2019
December Nameurban-gro, Inc.
December 20, 2019 Page 2
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FirstName LastName
2. As it relates to your investment in Edyza, please clarify and reconcile the following disclosure:

              You previously disclosed in your Form S-1 that in August 2017 Edyza issued the
              Company a convertible note in the principal amount of $400,000, which is convertible into a 5% interest in Edyza, at your election. Please revise to clarify if the Simple Agreement for Future Equity was an agreement in addition to the convertible note or if the Simple Agreement is the convertible note you previously disclosed. In this regard, we note the 442,685 shares issued to you at a conversion price of $0.09 equates to $40,000 and not the principal amount of the convertible note of $400,000 you received in exchange for your cash investment of $400,000 disclosed on the statement of cash flows for the year ended December 31, 2017.

              We note your disclosure that your purchased an additional 442,685 shares for
              $400,000 or approximately $0.90 per share of which only $325,000 had been paid as of December 31, 2018. Please tell us and disclose the nature and amounts other than the $325,000 paid to Edyza during the year ended December 31, 2018 comprising the remaining cash investment of $87,833.

              You indicate cash investments of $205,250 were made for the nine months ended
              September 30, 2019. Please disclose the nature and amounts of these investments including whether you acquired additional ownership over the 10% as of December
              31, 2018.
3. As it relates to your investment in TGH, please clarify and reconcile the following disclosure:

              Your note disclosure indicates you purchased an initial 5% interest in TGH in
              February 2018 for $125,000 and another 5% under the first option for $150,000 in
              July 2018. Please explain the nature and amounts of the additional cash investments of $173,766 in deriving your cash outflows of $448,766. In this regard, your disclosure indicates the second option of an additional 15% interest for $525,000 was not exercisable until 2019.

              We note in January 2019 the Company and TGH negotiated the terms of the second option of 15% for $525,000; however, your disclosure indicates you had already paid
              $158,000 as of December 31, 2018 with future payments of $36,000 due every two weeks through May 2019 until the remaining balance of $367,000 has been paid.
              Please clarify why payments appear to have been made on the second option before it was exercisable and before you entered into negotiations with regard to the second option.

              We note beginning in May 2019 you have disclosed you account for your investment under the equity method. Please tell us the amount of the Company's share of
 Bradley Nattrass
urban-gro, Inc.
December 20, 2019
Page 3
              earnings or losses from its investment from May through September 30, 2019 and what consideration was given to providing the disclosures required by ASC 323-10-
              50-3.

        You may contact Donna Di Silvio at (202) 551-3202 or Bill Thompson at
(202) 551-3344
if you have questions.



FirstName LastNameBradley Nattrass                           Sincerely,
Comapany Nameurban-gro, Inc.
                                                             Division of
Corporation Finance
December 20, 2019 Page 3                                     Office of Trade &
Services
FirstName LastName